Exhibit 99.1

Cre8 Enterprise Limited Announces Full Exercise of Over-Allotment Option

Hong Kong, July 30, 2025 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (the “Company”), a Hong Kong-based integrated financial printing service provider, today announced the full exercise of the over-allotment option (the “Over-allotment”) by American Trust Investment Services, Inc., the representative of the underwriters of the Company’s firm commitment initial public offering (the “Offering”), to purchase an additional 217,500 Class A ordinary shares (the “Class A Ordinary Shares”) of the Company at the public offering price of US$4.00 per share, and the closing of such issuance.

The Class A Ordinary Shares of the Company commenced trading on the Nasdaq Capital Market on July 23, 2025, under the ticker symbol “CRE.”

The gross proceeds from this Over-allotment closing were US$0.87 million and the aggregate gross proceeds from the Offering increased to approximately US$6.67 million, before deducting underwriting discounts and other offering expenses.

The Company intends to use the net proceeds for upgrading the Company’s office in the Central District in Hong Kong and expanding its business, expanding its workforce and staff training, upgrading and/or acquiring equipment and information technology systems, and for working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. American Trust Investment Services, Inc. acts as the representative of the underwriters, with Prime Number Capital, LLC acts as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP acts as U.S. securities counsel to the Company. Winston & Strawn LLP acts as the legal counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-281629) and was declared effective by the SEC on July 22, 2025. The Offering was made only by means of a prospectus. A final prospectus relating to the Offering was filed with the SEC on July 23, 2025 and may be obtained from American Trust Investment Services, Inc. by standard mail to 1244 119th Street, Whiting, IN 46394, by telephone at +1 (219) 473-5542 or via email at IB@amtruinvest.com; or from Prime Number Capital, LLC by standard mail to Prime Number Capital, LLC, 12 E 49 St, Floor 27, New York, NY 10017, by email at info@pncps.com, or by telephone at +1 (516) 717-5671. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Cre8 Enterprise Limited

Cre8 Enterprise Limited provides 24/7 integrated financial printing services for listed companies, IPO applicants and private companies in the finance and capital market in Hong Kong under its brand, “Cre8”. The services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents and media placements. In addition to these core services, it has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, it is now providing technological support to its customers by disseminating and publishing announcements, circulars, financial reports, and industry news feeds through a website of its “Cre8IR” brand.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding its intended use of proceeds from the sale of the Company’s Class A Ordinary Shares in the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contacts:

Cre8 Enterprise Limited

Email: ir@cre8corp.com
Phone: +852 3693 2688